Information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated November 14, 2006

Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-109002

Prospectus Supplement
(To Prospectus dated September 22, 2003)

Crane Co.
$200,000,000
        % Notes due 2036

Interest payable May 15 and November 15

Issue price:             %

The notes will mature on November     , 2036. Interest will accrue from November    , 2006. We may redeem all or a portion of the notes at any time at a price based on the ‘‘make-whole’’ premium set forth in this prospectus supplement. The notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Underwriting Discounts and Commissions	Proceeds, Before Expenses
Per Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from November , 2006.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to purchasers through the book-entry delivery system of The Depository Trust Company on or about November    , 2006.

JPMorgan	UBS Investment Bank

November    , 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front cover of this prospectus supplement, the accompanying prospectus or those documents.

As used in this prospectus supplement, the terms ‘‘Crane’’, ‘‘we’’, ‘‘our’’, the ‘‘Company’’, and ‘‘us’’ may, depending upon the context, refer to Crane Co., to one or more of its consolidated subsidiaries or to all of them taken as a whole.

Prospectus Supplement

Prospectus

About This Prospectus	1
Forward-Looking Information	1
Where You Can Find More Information	2
About Crane	3
Use Of Proceeds	4
Consolidated Ratio Of Earnings To Fixed Charges	4
Description Of Debt Securities	5
Plan Of Distribution	15
Legal Matters	16
Experts	16

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section entitled ‘‘Documents Incorporated By Reference’’ in this prospectus supplement and ‘‘Where You Can Find More Information’’ in the accompanying prospectus.

RISK FACTORS

Investing in the notes involves risks. Before deciding whether to purchase notes, you should carefully consider the following risk factors:

Risks Relating to our Business

We are subject to significant continuing asbestos litigation.

We are subject to numerous lawsuits for asbestos-related personal injury. Estimation of the Company’s ultimate exposure for asbestos-related claims is subject to significant uncertainties, as there are multiple variables that can affect the timing, severity and quantity of claims. Our estimate of the future expense of these claims is derived from assumptions with respect to future claims, settlement and defense costs which are based on experience during the last few years and which may not prove reliable as predictors. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed and the quality of the product identification, or a significant upward or downward trend in the costs of defending claims, could change the estimated liability, as would any substantial adverse verdict at trial. A legislative solution or a revised structured settlement transaction could also change the estimated liability. These uncertainties may result in our incurring future charges or increases to income to adjust the carrying value of recorded liabilities and assets, particularly if the number of claims and settlements and defense costs escalates or if legislation or another alternative solution is implemented; however, we are currently unable to estimate such future changes. The resolution of these claims may take many years, and the effect on results of operations, cash flow and financial position in any given period from a revision to these estimates could be material.

As of September 30, 2006, we were a defendant, among a number of defendants, typically over 50 and frequently in the hundreds, in cases involving 89,314 pending claims filed in various state and federal courts that allege injury or death as a result of exposure to asbestos.

See Note 9 of the Notes to Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 that we have incorporated by reference for additional information on:

•	Our pending claims;

•	Our historical settlement and defense costs for asbestos claims;

•	The liability we have recorded in our financial statements for pending and reasonably anticipated asbestos claims through 2011;

•	Our insurance coverage for asbestos claims; and

•	Uncertainties related to asbestos liability.

We have recorded a liability for pending and reasonably anticipated asbestos claims through 2011, and while it is probable that we will incur additional liabilities for asbestos claims after 2011, which additional liabilities may be significant, we cannot reasonably estimate the amount of such additional liabilities at this time.

Demand for our products is uncertain, and subject to factors beyond our control.

In the Aerospace and Electronics segment, for example, a significant decline in demand for air travel, or a decline in airline profitability generally, could result in reduced orders for aircraft and could also cause airlines to reduce their purchases of repair parts from Crane’s business. The aerospace businesses could also be impacted if major aircraft manufacturers, such as Boeing (which represented approximately 11% of the segment’s revenue in 2005) encountered production problems, or if pricing pressure from aircraft customers caused the manufacturers to press their suppliers to lower prices. In the Engineered Materials segment, sales and profits could fall if there were a decline in demand for truck trailers, recreational vehicles, or industrial or building products. Results in the Controls segment could decline because of an unanticipated decline in demand for the businesses’ products from oil and gas or heavy truck markets, or from unforeseen product obsolescence. Results at the Company’s Merchandising Systems business have been and will continue to be affected by employment levels, office occupancy rates and factors affecting vending operator profitability such as fuel, confection and borrowing costs.

The prices of our raw materials may increase.

In the Engineered Materials segment, for example, profits could be adversely affected by unanticipated increases in resin and fiberglass material costs and by inability on the part of the businesses to maintain their position in product cost and functionality against competing materials. The costs in the Company’s Fluid Handling and Merchandising Systems segments are affected by fluctuations in the price of metals such as steel.

Our ability to obtain parts and raw materials from our suppliers is uncertain.

We are engaged in a continuous, company-wide effort to concentrate our purchase of parts and raw materials on fewer suppliers, and to obtain parts from low-cost countries where possible. As this effort progresses, we are exposed to an increased risk of disruptions to our supply chain, which could have a significant effect on our operating results.

We may be unable to identify or to complete acquisitions, or to successfully integrate the businesses we acquire.

We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. Our acquisition program entails the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates; and in retaining the employees and integrating the operations of the businesses we acquire. There can be no assurance that suitable acquisition opportunities will be available in the future, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable.

We face significant competition.

While the Company is a principal competitor in most of its markets, all of its markets are highly competitive. The Company’s competitors in many of its business segments can be expected in the future to improve technologies, reduce costs and develop and introduce new products, and the ability of the Company’s business segments to achieve similar advances will be important to their competitive positions. Competitive pressures, including those discussed above, could cause one or more of the Company’s business segments to lose market share or could result in significant price erosion, either of which could have an adverse effect on the Company’s results of operations.

We conduct a substantial portion of our business outside the United States.

Net sales and assets related to operations outside the United States were 36.4% and 26.3% in 2005, and 36.0% and 27.7% in 2004, respectively, of the Company’s consolidated amounts. Such operations and transactions entail the risks associated with conducting business internationally, including the risks of currency fluctuations, slower payment of invoices, adverse trade regulations and possible social, economic and political instability.

Our customers’ businesses are cyclical.

A substantial portion of the sales of our business segments are concentrated in industries that are cyclical. Their results are subject to fluctuations in domestic and international economies as well as to currency fluctuations and unforeseen inflationary pressures. Reductions in the business levels of these industries would reduce the sales and profitability of the affected business segments.

We are dependent on key personnel.

Certain of the Company’s business segments are dependent upon highly qualified personnel, and the Company generally is dependent upon the continued efforts of key management employees.

Specific Risk Factors Affecting Our Business Segments

Aerospace & Electronics

A significant fall-off in demand for air travel or a decline in airline profitability generally could result in reduced aircraft orders and could also cause the airlines to scale back on more of their purchases of repair parts from the Company’s businesses. The businesses could also be impacted if major aircraft manufacturers, such as Boeing (which represented approximately 11% and 10% of the segment’s revenue in 2005 and 2004, respectively) encounter production problems, or if pricing pressure from aircraft customers causes the manufacturers to press their suppliers to lower prices. Sales and profits could face erosion if pricing pressure from the competitors increased, if planned new products were delayed, if finding new aerospace-qualified suppliers grew more difficult, or if required technical personnel became harder to hire and retain. The Aerospace & Electronics segment results could be below expectations if the U.S. economy slows, which could cause customers to delay or cancel spare parts or aircraft orders.

A portion of this segment’s business is conducted under United States government contracts and subcontracts. These contracts are either competitively bid or sole source contracts. Competitively bid contracts are awarded after a formal bid and proposal competition among suppliers. Sole source contracts are awarded when a single contractor is deemed to have an expertise or technology that is superior to that of competing contractors. A reduction in Congressional appropriations that affect defense spending or the ability of the United States government to terminate its contracts could impact the performance of this business.

During 2002, the Company’s Hydro-Aire unit identified a wire chafing situation relating to fuel pumps used on certain Boeing aircraft, and the Company recorded a $4 million charge for estimated costs of inspecting and repairing such pumps. Several additional pumps from this same set of 35,000 pumps were returned with a mechanical overheating issue, which was subsequently determined by Boeing and the Federal Aviation Administration (‘‘FAA’’) to require an aircraft systems level solution not chargeable to Hydro-Aire. In connection with these issues, the FAA issued an Emergency Airworthiness Directive to instruct airline carriers to comply with a precautionary step of carrying additional jet fuel to keep fuel pumps submerged at all times, until the pumps were inspected, to mitigate ignition risk and to ensure air safety. The required inspections have been completed on all affected pumps. Several airline carriers petitioned Hydro-Aire for reimbursement for additional costs, such as the cost of carrying additional jet fuel. The Company has disclaimed responsibility for these costs under applicable contract terms and does not believe it has any liability for them.

Engineered Materials

In the Engineered Materials segment, sales and profits could fall if there were a decline in demand for truck trailers, recreational vehicles (‘‘RVs’’), industrial or building products for which the

Company’s businesses produce fiberglass-reinforced panels. The Company experienced a sharp decline in RV orders about midway through the third quarter of 2006 as the RV industry sharply curtailed production in response to a fall-off in demand from their customers. The industry generally attributes this downturn to higher gas prices and interest rates and an inventory reduction on dealer lots. While the short term is uncertain, in the longer term the demographic fundamentals continue to be positive for the growth of RV sales. Profits could also be adversely affected by unanticipated increases in resin and fiberglass material costs, by the loss of a principal supplier or by any inability on the part of the businesses to maintain their product cost and functionality advantages when compared to competing materials.

The Company is defending two separate lawsuits brought by customers alleging failure of the Company’s fiberglass-reinforced plastic material in RV sidewalls manufactured by such customers. The aggregate damages sought in these two lawsuits is approximately $21 million, covering primarily the cost of repairing and replacing the affected sidewalls. These lawsuits are in very early stages of pre-trial discovery, and the Company believes that it has valid defenses to the claims raised in these lawsuits. The Company has given notice of these lawsuits to its insurance carriers and will seek coverage for any liability in excess of $5 million per occurrence or $10 million in the aggregate.

Merchandising Systems

Results at the Company’s U.S.-based vending machine business could be reduced by unfavorable economic conditions, delays in launching or supplying new products or an inability to achieve new product sales objectives. Results at the Company’ German-based coin validation machine business have been and will continue to be affected by changes in demand stemming from the advent of the euro, the new European currency, as well as by unforeseen fluctuations in the value of the euro or other European currencies versus the U.S. dollar.

The Company made four acquisitions in its Merchandising Systems segment in 2006, two of which are in vending machine manufacturing and two of which manufacture payment systems. The results of this segment could be adversely affected if unexpected problems are experienced in the integration of these businesses. In addition, one of the acquired vending machine manufacturers is currently experiencing operating losses, and the Company anticipates that it will take a number of months to implement the necessary changes to business practices of the acquired company in order to return it to profitability.

Fluid Handling

The Company’s businesses could face increased price competition from larger competitors. Slowing of the economy or major markets could reduce sales and profits, particularly if projects for which these businesses are suppliers or bidders are cancelled or delayed. Furthermore, as the Company continues to outsource from international sources, particularly China and other low-cost countries, the risk of supply chain issues increases. At the Company’s foreign operations, reported results in U.S. dollar terms could be eroded by an unanticipated weakening of currency of the respective operations.

We are engaged in discussions with attorneys from the Civil Division of the U.S. Justice Department regarding allegations that certain valves sold by our Crane Valves North America unit, or CVNA, to private customers that ultimately were delivered to U.S. military agencies did not conform to certain contractual specifications relating to the place of manufacture and the origin of component parts. These discussions relate to: (i) the alleged failure by CVNA to notify the correct U.S. military agency when its manufacturing location for Mil-Spec valves listed on the Qualified Products List was moved from Long Beach, California to Conroe, Texas in 2003, and (ii) the alleged delivery of Mil-Spec valves with certain component parts containing specialty steel that was not melted or produced in the United States or a qualifying country as required by federal law (the so-called ‘‘Berry Amendment’’). The allegations do not question the quality of the valves or the component parts, nor is any intentional misconduct alleged. We believe that CVNA satisfied its notice obligations regarding the relocation of its manufacturing facility, and its investigation of the alleged Berry Amendment violation has revealed that the component value of the relevant parts contained within Mil-Spec valves sold by CVNA within the past five years was approximately $418,000. The Justice Department has stated to us that CVNA's alleged noncompliance with these contract terms represents a violation of the civil False Claims Act, that the potential measure of damages could be the invoice price of the valves rather than the component cost of noncompliant parts and that under the False Claims Act such damages may be trebled. The Justice Department has asserted that the potential damages on this basis could exceed $29 million. We dispute this position, which to our knowledge would be an unprecedented application of the False Claims Act, and we maintain that these are contract administration issues, not false claims. We are engaged in ongoing discussions with the Justice Department and believe that our view of the matter should prevail. If the Justice Department were to prevail with its theories of liability and damages, the resulting judgment could have a material adverse effect on our results of operations in the periods affected.

Controls

A number of factors could affect the Controls segment’s results. Lower sales and earnings could result if the Company’s businesses cannot maintain their cost competitiveness, encounter delays in introducing new products or fail to achieve their new product sales objectives. Results could decline because of an unanticipated decline in demand for the businesses’ products from the industrial machinery, oil and gas or heavy equipment industries, or from unforeseen product obsolescence.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus contain information about us, some of which is incorporated by reference from other documents. This information includes ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements about our current condition. You can identify forward-looking statements by the use of terms such as ‘‘believes,’’ ‘‘contemplates,’’ ‘‘expects,’’ ‘‘may,’’ ‘‘will,’’ ‘‘could,’’ ‘‘should,’’ ‘‘would,’’ or ‘‘anticipates,’’ other similar phrases, or the negatives of these terms.

We have based the forward-looking statements relating to our operations on our current expectations, estimates and projections about us and the markets we serve. We caution you that these statements are not guarantees of future performance and involve risks and uncertainties. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

•	Fluctuations in domestic and international business cycles generally and in end markets for our products such as aerospace, transportation and petrochemical processing;

•	Competitive pressures, including the need for technology improvement, successful new product development and introduction, continued cost reductions, and any inability to pass increased costs of raw materials to customers;

•	Our ongoing need to attract and retain highly qualified personnel and key management;

•	Our ability to successfully value and integrate acquisition candidates;

•	Decline in demand for our products and services, including:

•	aircraft products and repair services in our Aerospace segment;

•	production of fiberglass reinforced panels by our Engineered Materials segment for truck trailers, recreational vehicles, industrial or building products;

•	products from our Fluid Handling segment for the petroleum refining and petrochemical processing industries;

•	products from our Controls segment that are utilized in the industrial machinery, oil and gas or heavy equipment industries;

•	changes in demand for products offered by our vending machine and payment systems businesses; and

•	reductions in Congressional appropriations that affect defense spending.

•	Economic instability, currency fluctuation and other risks of doing business outside of the U.S.;

•	Delays in launching or supplying new products or an inability to achieve new product sales objectives, particularly in our domestic vending machine business;

•	Increased price competition from larger competitors, particularly in our Fluid Handling segment;

•	The ability of the United States government to terminate its contracts;

•	Adverse effects on our business and results of operations, as a whole, as a result of further increases in asbestos claims or the cost of defending and settling such claims.

DOCUMENTS INCORPORATED BY REFERENCE

We file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information that we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The SEC's Internet address is www.sec.gov. In addition, our common stock, par value $1.00, is listed on the New York Stock Exchange under the ticker symbol ‘‘CR,’’ and our reports and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Our Internet address is www.craneco.com. The information on our Internet site is not a part of this prospectus supplement or the accompanying prospectus.

The SEC allows us to ‘‘incorporate by reference’’ the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus supplement and any accompanying prospectus. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended by Form 10-K/A filed on November 8, 2006, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, our Current Reports on Form 8-K filed April 24, 2006, May 16, 2006, June 6, 2006, June 12, 2006, July 24, 2006, August 10, 2006 and October 24, 2006 and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes we are offering. These documents update and supersede the information that we have previously incorporated by reference.

For additional information on these documents please see ‘‘Where You Can Find More Information’’ in the accompanying prospectus.

ABOUT CRANE

We are a diversified manufacturer of highly engineered industrial products.

Our strategy is to grow the earnings of niche businesses with leading market positions, acquire companies that offer strategic fits with existing businesses, aggressively pursue operational and strategic linkages among our businesses, build an aggressive and committed management team whose interests are directly aligned with those of the shareholders and maintain a focused, efficient corporate structure.

Our business consists of five segments.

The Aerospace and Electronics Segment has two business groups: aerospace and electronics. Aerospace products include ELDEC pressure, fuel flow and position sensors and subsystems; ELDEC aircraft electrical power components and subsystems; Hydro-Aire brake control systems; and coolant, lube and fuel pumps from Lear Romec and Hydro-Aire. Electronics products include high-reliability power supplies and custom microelectronics from Interpoint for aerospace, defense, medical and other applications; power management products, electronic radio frequency and microwave frequency components and subsystems from Signal Technology Corporation for the defense, space and military communications markets; and customized contract manufacturing services and products from General Technology Corporation for military and defense applications.

The Engineered Materials segment consists of Crane Composites and Polyflon. Crane Composites manufactures fiberglass reinforced plastic panels for the truck trailer and recreational vehicle markets, industrial markets and the commercial construction industry. Polyflon manufactures microwave laminates and other specialty components for wireless communication, magnetic resonance imaging, microwave and radar system manufacturers.

The Merchandising Systems segment is made up of two parts: Crane Merchandising Systems, which makes food, snack, beverage and can and bottle vending machines, and Payment Systems, which makes coin changers and validators in Europe, bill validators in Canada and coin dispensers in the United States.

The Fluid Handling segment manufactures and sells industrial valves and actuators; provides valve testing, service and parts; manufactures and sells pumps and water treatment systems; distributes pipe, valves and fittings in Canada; and designs, manufactures and sells corrosion-resistant plastic-lined pipes and fittings.

The Controls segment includes Barksdale, a producer of ride-leveling, air-suspension control valves for heavy trucks and trailers, as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment and in the marine and mobile hydraulics markets; Azonix, a manufacturer of electronic human-machine interface panels for harsh and hazardous environments, such as oil rigs and platforms; and Dynalco, a manufacturer of large engine monitoring and diagnostic systems.

Founded in 1855, Crane employs over 10,750 people in North America, Europe, Asia and Australia. Crane is a Delaware corporation and has its principal executive offices at 100 First Stamford Place, Stamford, CT 06902. Our telephone number is (203) 363-7300.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes, which we estimate to be $198 million after deducting underwriting discounts and estimated expenses of the offering, for repayment of indebtedness under bank lines of credit and the balance, if any, for general corporate purposes. As of November 13, 2006, the outstanding aggregate principal amount of such indebtedness was approximately $209 million. Such indebtedness bears interest at variable rates. As of November 13, 2006 the weighted average annual rate of interest payable on this indebtedness was approximately 5.6%.

CAPITALIZATION

The following table sets forth our capitalization (1) as of September 30, 2006 and (2) as adjusted to give effect to the sale of the notes we are offering and the application of the net proceeds from the offering. This table should be read in conjunction with our consolidated financial statements and the related notes and the financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2006
	(in thousands)
	Actual	Adjusted
Cash and cash equivalents	$99,077	$125,377
Debt:
Current maturities of long-term debt	—	—
Loans payable	315	315
Long-term debt	366,094	194,394
Notes offered by this prospectus supplement	—	200,000
Deferred financing costs/discount on notes offered by this prospectus supplement	—	(2,000)
Total Debt	366,409	392,709
Shareholders’ Equity:
Preferred shares, par value $.01; 5,000,000 Shares authorized	—	—
Common stock, par value $1.00; 200,000,000 shares authorized; 72,426,139 shares issued	72,426	72,426
Capital surplus	128,997	128,997
Retained earnings	915,629	915,629
Accumulated other comprehensive gain	64,579	64,579
Treasury stock	(287,927)	(287,927)
Total Shareholders’ Equity	893,704	893,704
Total Capitalization	1,260,113	1,286,413

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

Nine Months Ended September 30,	Ratio of Earnings To Fixed Charges
2006	9.79x

Year Ended December 31,	Ratio of Earnings To Fixed Charges
2005	7.86x
2004		*
2003	6.85x
2002	2.00x
2001	6.22x

*	Fixed charges exceeded earnings by $167.4 million for the year ended December 31, 2004. Reflects an asbestos liabilities charge of $307.8 million and environmental liabilities charges of $40.0 million.

For the purpose of calculating the ratio of earnings to fixed charges, our earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense and one-third of our rental expense, which approximates the interest factor.

DESCRIPTION OF THE NOTES

General

The notes will be issued under an indenture dated as of April 1, 1991 (the ‘‘Indenture’’), between us and The Bank of New York, as trustee (the ‘‘Trustee’’). The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

The notes:

•	will be senior debt securities,

•	will initially be limited to $200,000,000 principal amount,

•	will mature on November , 2036

•	will bear interest from November , 2006 at the rate of % per annum,

•	will bear interest payable semi-annually on May 15 and November 15, commencing May 15, 2007, to the persons in whose names the notes are registered at the close of business on the preceding May 1 and November 1, respectively, and

•	will be issued in book-entry form only.

Optional redemption based on make-whole premium

The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

•	100% of the principal amount of such notes, or

•	as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (excluding interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus basis points plus, in each case, accrued interest on the notes to the date of redemption.

‘‘Comparable Treasury Issue’’ means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

‘‘Comparable Treasury Price’’ means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

‘‘Quotation Agent’’ means the Reference Treasury Dealer appointed by us.

‘‘Reference Treasury Dealer’’ means each of J.P. Morgan Securities Inc. and UBS Securities LLC, and their respective successors, and three other nationally recognized investment banking firms that are primary U.S. Government securities dealers in the United States (each, a ‘‘Primary Treasury Dealer’’) specified from time to time by us; provided that if any Reference Treasury Dealer shall cease to be a Primary Treasury Dealer, we shall substitute another Primary Treasury Dealer.

‘‘Reference Treasury Dealer Quotations’’ means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

‘‘Treasury Rate’’ means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Offer to Repurchase Upon a Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs, you will have the right to require us to repurchase all or any part of your notes pursuant to the offer described below (the ‘‘Change of Control Offer’’). In the Change of Control Offer, we will offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the ‘‘Change of Control Payment’’). Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of the Change of Control, we will mail a notice to you describing the transaction or transactions that constitute or would constitute a Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the ‘‘Change of Control Payment Date’’), pursuant to the procedures described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with our obligations to repurchase the notes upon a Change of Control Triggering Event, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in the principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit you to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party (1) makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements applicable to a Change of Control Offer made by us and (2) purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, if a definitive agreement is in place for a Change of Control at the time of the making of a Change of Control Offer.

The existence of a holder's right to require us to repurchase such holder's note upon the occurrence of a Change of Control Triggering Event may deter a third party from acquiring us in a transaction which would constitute a Change of Control.

Any future credit agreements or other agreements relating to other debt to which we become a party may contain restrictions and provisions and may also prohibit us from purchasing notes. If a Change of Control Triggering Event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our other lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture which could, in turn, constitute a default under other debt, including secured debt.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease or exchange of ‘‘all or substantially all’’ of the assets of us and our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase ‘‘substantially all,’’ there is no precise established definition of the phrase under New York law, which governs the indenture. Accordingly, your ability to require us to repurchase your notes as a result of a direct or indirect sale, lease or exchange of less than all of the assets of us and our subsidiaries taken as a whole to another person or group may be uncertain.

The following terms will have the meanings set forth below:

‘‘Below Investment Grade Rating Event’’ means, that the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of such arrangement (which 60-day period shall be extended so long as the rating of such series of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction from an Investment Grade Rating to a below Investment Grade Rating was the result, in whole or substantially in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

‘‘Change of Control’’ means the occurrence of any of the following:

(1) the direct or indirect sale, lease or exchange (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of us and our subsidiaries taken as a whole to any ‘‘person’’ (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) other than us or one of our subsidiaries;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company (other than in a transaction that complies with the covenant described under ‘‘—Mergers and Similar Events’’); or

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any ‘‘person’’ (as defined above), becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares.

‘‘Change of Control Triggering Event’’ means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

‘‘Investment Grade Rating’’ means a rating equal to or higher than Baa3 (or the equivalent) by Moody's Investors Services (‘‘Moody's’’) and BBB- (or the equivalent) by Standard & Poor's Ratings Services (‘‘S&P’’).

‘‘Rating Agency’’ means (1) each of Moody's and S&P; and (2) if either of Moody's or S&P ceases to rate each series of the notes or fails to make a rating of each series of the notes publicly available for reasons outside of our control, a ‘‘nationally recognized statistical rating organization’’ within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, as amended, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody's or S&P, or both, as the case may be.

‘‘Voting Stock’’ of any specified person as of any date means the Common Stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Book-Entry System

The notes will be issued in the form of one or more registered global securities and will be deposited with, or on behalf of The Depository Trust Company, as Depositary, and registered in the name of the Depositary’s nominee.

The Depositary has advised us as follows: the Depositary is a limited purpose trust company organized under the laws of the State of New York, a ‘‘banking organization’’ within the meaning of the New York banking law, a member of the Federal Reserve System, a ‘‘clearing corporation’’ within the meaning of the New York Uniform Commercial Code, and a ‘‘clearing agency’’ registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Upon the issuance of a global security in registered form, the Depositary will credit, on its book-entry registration and transfer system, ownership of beneficial interests in notes represented by such global security to the accounts of institutions that have accounts with the Depositary or its nominee. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee. Ownership of beneficial interests in the global security by persons that hold through a participant will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own or to transfer beneficial interests in the notes as long as they continue to be issued in the form of a global security.

So long as the Depositary or its nominee is the registered owner of a global security, it will be considered the sole owner or holder of the notes represented by such global security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such global security will not be entitled to have the notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the notes and will not be considered the owners or holders thereof under the Indenture.

Payment of principal of, and any interest on, the notes represented by a global security will be made to the Depositary or its nominee, as the registered owner or the holder of the global security. Neither we, the Trustee nor any paying agent or registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We have been advised by the Depositary that the Depositary will credit participants’ accounts with payments of principal, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the Depositary. We expect that payments by participants to owners of beneficial interests in the global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in ‘‘street name,’’ and will be the responsibility of such participants.

A global security may not be transferred except as a whole to a nominee or successor of the Depositary. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within ninety days, we will issue certificates in registered form in exchange for the global security or securities representing the notes. In addition, we may at any time and in our sole discretion determine not to have the notes represented by a global security and, in such event, will issue certificates in definitive form in exchange for the global security representing the notes.

Further Issues

We may from time to time, without notice to or consent of the holders of the notes, issue additional notes of the same tenor, coupon and other terms as the notes, so that such notes and the notes offered hereby will form a single series. We refer to this additional issuance of notes as a ‘‘further issue.’’

Purchasers of the notes we are offering, after the date of any further issue, will not be able to differentiate between the notes sold as part of the further issue and previously issued notes. If we were to issue notes with original issue discount, persons that are subject to U.S. federal income taxation who purchase notes after such further issue may be required to accrue original issue discount with respect to their notes. This may affect the price of outstanding notes as a result of a further issue.

UNDERWRITING

Under the terms and subject to the conditions set forth in the underwriting agreement dated November    , 2006, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriters	Principal Amount of Notes
J.P. Morgan Securities Inc.	$
UBS Securities LLC
Total		$200,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of the trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of    % of the principal amount of the notes. Any underwriters may allow, and any such dealer may reallow, a concession not in excess of    % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of these activities at any time.

In the ordinary course of their respective businesses, certain of the underwriters and certain of their affiliates have provided and may in the future provide investment banking, financial and other services to us, for which we have paid, and intend to pay, customary fees. For example, J.P. Morgan Securities Inc. (‘‘JPMorgan’’) is the lead arranger and sole bookrunner of our existing credit agreement and JPMorgan Chase Bank, N.A., an affiliate of JPMorgan, is the Administrative Agent for our existing credit agreement and affiliates of JPMorgan and UBS Securities LLC are lenders under our existing credit agreement. Approximately $98 million of the proceeds of this offering will be used to repay an uncommitted line of credit provided by an affiliate of JPMorgan. As a result, this offering is subject to the conflict of interest provisions of Rule 2710(h) of the Conduct Rules of The National Association of Securities Dealers Inc. The underwriters have relied upon the disclosure provided in this prospectus supplement and the ratings assigned to the notes by Moody's and Standard & Poor's rating services to satisfy the requirements of Rule 2710.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by Augustus I. duPont, Esq., our Vice President, General Counsel and Secretary, and for the underwriters by Davis Polk & Wardwell, New York, New York. As of November 13, 2006, Mr. duPont beneficially owned 82,816 shares of our common stock directly, of which 40,508 shares are subject to forfeiture upon failure of the vesting conditions in our restricted stock award plans; 2,470 shares of common stock under our Savings and Investment Plan; and options to purchase 334,140 shares of common stock granted under our stock option plans which are exercisable within 60 days of such date.

EXPERTS

The consolidated financial statements, related financial statement schedule and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

CRANE CO.

$300,000,000

DEBT SECURITIES

We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the related supplement carefully before you invest.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR
ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is September 22, 2003

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference is accurate as of any date other than the date on the front cover of this prospectus, any prospectus supplement or those documents.

As used in this prospectus, the terms ‘‘Crane’’, ‘‘we’’, ‘‘our’’, the ‘‘Company’’, and ‘‘us’’ may, depending upon the context, refer to Crane Co., to one or more of its consolidated subsidiaries or to all of them taken as a whole.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a ‘‘shelf’’ registration process. Using this process, we may offer the debt securities described in this prospectus in one or more offerings with a total initial offering price of up to $300,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer debt securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading ‘‘Where You Can Find More Information.’’

FORWARD-LOOKING INFORMATION

This prospectus contains information about us, some of which is incorporated by reference from other documents. This information includes ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements about our current condition. You can identify forward-looking statements by the use of terms such as ‘‘believes,’’ ‘‘contemplates,’’ ‘‘expects,’’ ‘‘may,’’ ‘‘will,’’ ‘‘could,’’ ‘‘should,’’ ‘‘would,’’ or ‘‘anticipates,’’ other similar phrases, or the negatives of these terms.

We have based the forward-looking statements relating to our operations on our current expectations, estimates and projections about us and the markets we serve. We caution you that these statements are not guarantees of future performance and involve risks and uncertainties. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

•	Fluctuations in domestic and international business cycles generally and in end markets for our products such as aerospace, transportation and petrochemical processing;

•	Competitive pressures, including the need for technology improvement, successful new product development and introduction, continued cost reductions, and any inability to pass increased costs of raw materials to customers;

•	Our ongoing need to attract and retain highly qualified personnel and key management;

•	Our ability to successfully value and integrate acquisition candidates;

•	Decline in demand for our products and services, including:

•	aircraft products and repair services in our Aerospace segment;

•	production of fiberglass reinforced panels by our Engineered Materials segment for truck trailers, recreational vehicles, industrial or building products;

•	products from our Fluid Handling segment for the petroleum refining and petrochemical processing industries;

•	products from our Controls segment that are utilized in the industrial machinery, oil and gas or heavy equipment industries;

•	changes in demand for our domestic vending machine business and German-based coin validation machine business; and

•	reductions in Congressional appropriations that affect defense spending.

•	Economic instability, currency fluctuation and other risks of doing business outside of the U.S.;

•	Delays in launching or supplying new products or an inability to achieve new product sales objectives, particularly in our domestic vending machine business;

•	Increased price competition from larger competitors, particularly in our Fluid Handling segment;

•	The ability of the United States government to terminate its contracts; and

•	Adverse effects on our business and results of operations, as a whole, as a result of further increases in asbestos claims or the cost of defending and settling such claims.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC's Internet site at www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

As permitted by SEC rules, the registration statement contains exhibits and other information that are not contained in this prospectus. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the documents' material terms. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

The SEC allows us to ‘‘incorporate by reference’’ the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003 and our Current Reports on Form 8-K filed January 23, 2003, April 16, 2003 (other than information filed under Item 12, Results of Operations and Financial Condition, which is not incorporated by reference), June 6, 2003 and August 29, 2003, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering.

You may request a free copy of these filings by writing or telephoning us at the following address: Crane Co., 100 First Stamford Place, Stamford, CT 06902, Attention: Corporate Secretary; (203) 363-7300. Free copies that we send you will exclude exhibits unless the exhibits are specifically incorporated by reference into the documents requested.

ABOUT CRANE

We are a diversified manufacturer of engineered industrial products.

Our strategy is to grow the earnings of niche businesses with high market share, acquire companies that offer strategic fits with existing businesses, aggressively pursue operational and strategic linkages among our businesses, build an aggressive and committed management team whose interests are directly aligned with those of the shareholders and maintain a focused, efficient corporate structure.

Our business consists of five segments.

The Aerospace Segment has two business groups: aerospace and electronics. Aerospace products include ELDEC's pressure, fuel flow and position sensors and subsystems; ELDEC's aircraft electrical power components and subsystems; Hydro-Aire's brake control systems; and coolant, lube and fuel pumps from Lear Romec and Hydro-Aire. Electronic products include high-reliability power supplies and custom microelectronics from Interpoint for aerospace, defense, medical and other applications; power management products, electronic radio frequency and microwave frequency components and subsystems from Signal Technology Corporation for the defense, space and military communications markets; and customized contract manufacturing services and products from General Technology Corporation for military and defense applications.

The Engineered Materials segment consists of Kemlite and Polyflon. Kemlite manufactures fiberglass reinforced plastic panels for the truck trailer and recreational vehicle markets, industrial markets and the commercial construction industry. Polyflon manufactures microwave laminates and other specialty components for wireless communication, magnetic resonance imaging, microwave and radar system manufacturers.

The Merchandising Systems segment is made up of two parts: Crane Merchandising Systems which makes food, snack and beverage vending machines, and National Rejectors Inc., GmbH which makes coin changers and validators in Europe.

The Fluid Handling segment manufactures and sells industrial valves and actuators; provides valve testing, service and parts; manufactures and sells pumps and water treatment systems; distributes pipe, valves and fittings; and designs, manufactures and sells corrosion-resistant plastic-lined pipes and fittings.

The Controls segment includes Barksdale, a producer of ride-leveling, air-suspension control valves for heavy trucks and trailers, as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment and in the marine and mobile hydraulics markets. Azonix/Dynalco manufactures electronic human-machine interface panels for harsh and hazardous environments, such as oil rigs and platforms, and large engine monitoring and diagnostic systems.

Founded in 1855, Crane employs over 10,400 people in North America, Europe, Asia and Australia. Crane is a Delaware corporation and has its principal executive offices at 100 First Stamford Place, Stamford, CT 06902. Our telephone number is (203) 363-7300.

USE OF PROCEEDS

We will use the net proceeds from the sale of the debt securities for our general corporate purposes, which may include making additions to our working capital; repaying indebtedness; making acquisitions; or for any other purposes we describe in an accompanying prospectus supplement.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

Year Ended December 31,	Ratio of Earnings To Fixed Charges
2002	2.00x
2001	6.22x
2000	8.59x
1999	6.01x
1998	7.26x

Nine Months Ended September 30,	Ratio of Earnings To Fixed Charges
2003	6.87x

For the purpose of calculating the ratio of earnings to fixed charges, our earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense and one-third of our rental expense, which approximates the interest factor.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be either senior or subordinated debt securities. This section summarizes terms of the debt securities that are common to all series, the covenants of our company applicable to our senior debt securities and the subordination provisions applicable to our subordinated debt securities. Most of the financial terms and other specific terms of your debt securities are described in the prospectus supplement attached to the front of this prospectus. Those terms may vary from the terms described here. The prospectus supplement may also describe special federal income tax consequences of the debt securities.

The debt securities are governed by documents called ‘‘indentures.’’ The indentures are contracts between us and a financial institution acting as the trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described on page 10 under ‘‘Events of Default — Remedies If an Event of Default Occurs.’’ Second, the trustee performs administrative duties for us.

Senior debt securities will be issued under an indenture between Crane and The Bank of New York, as trustee, and subordinated debt securities will be issued under an indenture between Crane and Lasalle Bank National Association, as trustee. The indentures contain substantially the same terms, except for certain covenants in the indenture for the senior debt securities and the subordination provisions in the indenture for the subordinated debt securities.

The indentures contain the full text of the matters described in this section. The indentures and the debt securities are governed by New York law. Copies of the indentures have been filed with the SEC and have been incorporated by reference as exhibits to the registration statement. See ‘‘Where You Can Find More Information’’ on page 2 for information on how to obtain a copy. The summary that follows includes references to section numbers of the indentures so that you can more easily locate these provisions.

Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including definitions used in the indentures. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the indentures. We describe the meaning in detail in the indentures. In the prospectus and prospectus supplement, we summarize the meaning for only the more important terms. Whenever we refer to sections or defined terms of the indentures in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of your debt securities described in the prospectus supplement.

General

We may offer the debt securities from time to time in as many distinct series as we may choose. All debt securities will be direct, unsecured obligations of ours. The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to Senior Indebtedness as described in the ‘‘Subordination Provisions’’ section on pages 8 and 9. Neither indenture limits the amount of debt that we may issue under that indenture, nor does either indenture limit the amount of other unsecured debt or securities that we or our subsidiaries may issue.

Our sources of payment for the debt securities are revenues from our operations and investments, and cash distributions from our subsidiaries. Our subsidiaries account for most of our consolidated assets and a significant portion of our earnings. As a result, our ability to pay our obligations, including our obligation to make payments on the debt securities, depends upon our subsidiaries repaying investments and advances we have made to them and upon the earnings of our subsidiaries and their distributing those earnings to us. Our subsidiaries are separate and distinct legal entities and have no obligation whatsoever to pay any amounts due on the debt securities or to make funds available to us. Our subsidiaries' ability to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions. The indentures do not limit our subsidiaries' ability to enter into agreements that prohibit or restrict dividends or other payments or advances to us.

To the extent that we must rely on cash from our subsidiaries to pay amounts due on the debt securities, the debt securities will be effectively subordinated to all our subsidiaries' liabilities, including their trade payables. This means that our subsidiaries must pay all their creditors in full before their assets are available to pay holders of our debt securities. Even if we are recognized as a creditor of our subsidiaries, our claim would be subordinated to any security interests in their assets and also could be subordinated to all other claims on their assets or earnings.

The indentures and the debt securities do not contain any covenants or other provisions designed to protect holders of the debt securities if we participate in a highly leveraged transaction. The indentures and the debt securities also do not contain provisions that give holders of the debt securities the right to require us to repurchase their debt securities if our credit ratings decline due to a takeover, recapitalization or similar restructuring or otherwise.

You should look in the prospectus supplement for the following terms of the debt securities being offered:

•	The title of the debt securities and whether such debt securities will be senior debt securities or subordinated debt securities;

•	The total principal amount of such debt securities;

•	The price at which such debt securities will be issued;

•	The date or dates on which such debt securities will mature and the right, if any, to extend such date or dates;

•	The annual rate or rates, if any, at which such debt securities will bear interest, and, if the interest rate is variable, the method of determining such rate;

•	The date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record dates for the determination of holders to whom interest is payable on any interest payment dates;

•	Any redemption, repayment or sinking fund provision;

•	The form of such debt securities, including whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	If the amount of payments of principal of, premium, if any, or interest on the debt securities may be determined by reference to an index, the manner in which that amount will be determined; and

•	Any other terms of the debt securities that will not conflict with the applicable indenture, including any changes or additions to the events of default or covenants described in this prospectus, and any terms which may be required by or advisable under applicable laws or regulations. (Section 2.3 and Section 4.1)

Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special federal income tax and other special considerations applicable to any discounted debt securities or to debt securities issued at par which are treated as having been issued at a discount for federal income tax purposes will be described in the applicable prospectus supplement.

Restrictive Covenants

We have agreed to two principal restrictions on our activities and the activities of our Subsidiaries for the benefit only of holders of the senior debt securities. The restrictive covenants summarized below will apply to each series of senior debt securities as long as any of those senior debt securities are outstanding, unless waived or amended, or the prospectus supplement states otherwise.

Capitalized Terms.    Definitions of some of the important capitalized terms used in this section can be found under ‘‘Certain Definitions Relating to our Restrictive Covenants’’ on page 8.

Restrictions On Liens.    Some of our property may be subject to a mortgage or other legal mechanism that gives some of our lenders preferential rights in that property over other general creditors, including the direct holders of the senior debt securities, if we fail to pay them back. These preferential rights are called ‘‘Liens.’’ We agree in the indenture for the senior debt securities that, with certain exceptions described below, we will not, and we will not permit any of our Subsidiaries to, become obligated on any new debt that is secured by a Lien on any of our or our Subsidiaries' property, unless we or our Subsidiary grant an equal or higher-ranking Lien on the same property to the direct holders of the senior debt securities and, if we so determine, to the holders of any of our other debt that ranks equally with the senior debt securities. (Section 3.9)

We do not need to comply with this restriction if the amount of all of our and our Subsidiaries' debt that would be secured by Liens on our property or the property of our Subsidiaries and all ‘‘Attributable Debt’’ as described under ‘‘Restrictions on Sales and Leasebacks,’’ below, that results from a Sale and Leaseback Transaction involving our property or the property of our Subsidiaries, is not more than 10% of our Consolidated Net Tangible Assets.

When we calculate the limits imposed by this restriction, we can disregard the following types of Liens:

•	Liens on the property of any of our Subsidiaries, if those Liens are existing at the time the corporation becomes our Subsidiary;

•	Liens on property existing at the time we acquire the property, including property we may acquire through a merger or similar transaction, or that we grant in order to purchase the property (sometimes called ‘‘purchase money mortgages’’);

•	Intercompany Liens in favor of us or our wholly owned Subsidiaries;

•	Liens in favor of federal or state governmental bodies or any other country or political subdivision of another country, that we may grant in order to assure our payments to such bodies that we owe by law or because of a contract we entered into;

•	Liens that extend, renew or replace any of the Liens described above;

•	Liens that arise in the ordinary course of business and that relate to amounts that are not yet due or that we are contesting in good faith;

•	Liens that arise under worker's compensation laws or similar laws;

•	Liens that arise from lawsuits that we are contesting in good faith, judgment Liens that are satisfied within 15 days after the imposition of the Lien becomes unappealable, and Liens incurred by us for the purpose of securing our discharge from a lawsuit;

•	Liens in favor of a taxing authority for taxes that are not delinquent, that we can pay without penalty, or that we are contesting in good faith; and

•	Other Liens that arise in the ordinary course of our business that are not incurred in connection with the creation of debt and that do not, in our opinion, impair the value of the assets encumbered by the Liens.

We are permitted to have as much unsecured debt as we choose.

Restrictions On Sales And Leasebacks.    We agree that we will not and will not permit our Subsidiaries to enter into any Sale and Leaseback Transaction involving our property or the property of our Subsidiaries, unless we comply with this restrictive covenant. A ‘‘Sale and Leaseback Transaction’’ generally is an arrangement between us and a bank, insurance company or other lender or investor where we lease a property which was or will be sold by us to that lender or investor, other than a lease for a period of three years or less. (Section 3.10)

We can comply with this restrictive covenant in one of two ways:

•	We will be in compliance if we could, at the time of the transaction, grant a Lien on the property to be leased in an amount equal to the Attributable Debt for the Sale and Leaseback Transaction without being required to grant an equal or higher-ranking Lien to the direct holders of the senior debt securities as described on page 7 under ‘‘Restrictions on Liens.’’

•	We can also comply if the proceeds of the sale of the property are at least equal to its fair market value and within 90 days of the transaction we apply an amount equal to the proceeds either to purchase property or to retire senior debt securities, or any other debt that has a maturity of more than one year or is by its terms renewable or extendible beyond one year at our option.

Certain Definitions Relating To Our Restrictive Covenants.    Following are summary definitions of some of the capitalized terms that are important in understanding the restrictive covenants previously described.

‘‘Attributable Debt’’ means the total present value of the rental payments during the remaining term of any lease associated with a Sale and Leaseback Transaction. To determine that present value, we use a discount rate equal to the average interest borne by all outstanding senior debt securities determined on a weighted average basis and compounded semi-annually.

‘‘Consolidated Net Tangible Assets’’ is the total amount of assets after subtracting all current liabilities and all trade names, trademarks, licenses, patents, copyrights, goodwill, organizational costs and deferred charges, other than prepaid items and tangible assets being amortized, as those amounts appear on our most recent quarterly or annual consolidated balance sheet.

‘‘Subsidiary’’ means a corporation in which we and/or one or more of our other Subsidiaries owns at least 50% of the voting stock, which means stock that ordinarily permits its owners to vote for the election of directors. (Section 1.1)

Subordination Provisions

Under the indenture for the subordinated debt securities, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated to the prior payment in full of all of our Senior Indebtedness. (Section 12.1)

‘‘Senior Indebtedness’’ is defined as the principal of, premium, if any, and interest on, and any other payment due pursuant to, any of the following, whether outstanding on the date of the indenture for the subordinated debt securities or incurred or created after that date:

•	All our indebtedness for money borrowed;

•	All our indebtedness evidenced by notes, debentures, bonds or other securities, including the senior debt securities;

•	All our lease obligations that are capitalized on our books in accordance with generally accepted accounting principles;

•	All indebtedness and all lease obligations of others of the kinds described above assumed by or guaranteed in any manner by us or in effect guaranteed by us; and

•	All renewals, extensions or refundings of indebtedness, leases or other obligations of the kinds described above.

None of the indebtedness described above will be part of Senior Indebtedness, however, if the relevant instrument or lease expressly provides that such indebtedness, lease, renewal, extension or refunding is subordinate to any of our other indebtedness, or is not higher-ranking than, or is of an equal rank with, the subordinated debt securities. Senior Indebtedness also will not include (i) any of our obligations to any Subsidiary or (ii) indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business. (Section 1.1)

If and as long as there is a continuing default in the payment of any Senior Indebtedness after any applicable grace period, we will not make or agree to make any payments of principal, premium or interest on the subordinated debt securities, or for any redemption, retirement, purchase, other acquisition or defeasance of the subordinated debt securities.

Payment of principal and interest on the subordinated debt securities upon our dissolution, winding up, liquidation or reorganization also will generally be subordinated to the prior payment in full of all Senior Indebtedness. As a result, in such an event holders of Senior Indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. (Section 12.2)

Subordination will not prevent the occurrence of any Event of Default under the indenture for the subordinated debt securities. (Section 12.1)

Upon the effectiveness of any defeasance for a series of subordinated debt securities as described on pages 11 and 12 under ‘‘Defeasance,’’ the series will cease to be subordinated. (Section 12.8)

If this prospectus is being delivered in connection with a series of subordinated debt securities, the prospectus supplement or the information incorporated by reference will set forth the approximate amount of Senior Indebtedness as of a recent date. As of September 16, 2003, we had approximately $400.1 million of outstanding debt that would have constituted Senior Indebtedness and $1.1 million of outstanding indebtedness of Subsidiaries. Except for the restrictive covenants in the indenture for the senior debt securities, the indentures do not limit other debt that may be incurred or issued by us or our subsidiaries or contain financial or similar restrictions on us or our subsidiaries.

Mergers and Similar Events

We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets. However, we may not take any of these actions unless the following conditions are met:

•	If we merge out of existence or sell our assets, the other company must be a corporation organized under the laws of a state of the United States or the District of Columbia or under federal law and it must agree to be legally responsible for the debt securities.

•	The merger, sale of assets or other transaction must not cause a default on the debt securities. For purposes of this no default test, a default would include an Event of Default that has occurred and not been cured, as described on pages 9 and 10 under ‘‘Events of Default — What Is An Event of Default?’’ and would also include any event that would be an Event of Default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded. (Section 8.1)

•	It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to Liens. Under the indenture for the senior debt securities, we have agreed to limit Liens, as discussed on page 7 under ‘‘Restrictive Covenants — Restrictions on Liens.’’ If a merger or other transaction would create Liens on our property or the property of our Subsidiaries that are not permitted by that restrictive covenant, we or our successor would be required to grant an equal or higher-ranking Lien on the same property to the direct holders of senior debt securities. (Section 3.9)

Events of Default

You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

What Is An Event Of Default?    The term ‘‘Event of Default’’ means any of the following:

•	We do not pay interest on a debt security within 30 days of its due date;

•	We do not pay the principal of or premium on a debt security on its due date;

•	We do not pay any sinking fund installment on its due date;

•	We remain in breach of any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of the affected series;

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur; or

•	Any other Event of Default described in the prospectus supplement occurs.

Remedies If An Event Of Default Occurs.    If an Event of Default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of the affected series to be due and immediately payable. This is called a ‘‘declaration of acceleration of maturity.’’ Under some circumstances, a declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of that series. (Section 4.1)

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability.

If reasonable protection from expenses and liabilities is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in some circumstances. (Section 4.9)

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take any other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an Event of Default has occurred and remains uncured;

•	The holders of 25% in principal amount of all outstanding debt securities of the affected series must make a written request that the trustee take action because of the default, and must offer reasonable protection to the trustee against the cost and other liabilities of taking that action; and

•	The trustee must have not taken action for 60 days after receipt of the above notice and offer of protection. (Section 4.6)

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 4.7)

‘‘Street Name’’ and other indirect holders who are described on page 12 should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indentures and the debt securities, or else specifying any default. (Section 3.5)

Modification and Waiver

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Approval Of All Holders.    First, there are changes that cannot be made to your debt securities without the approval of every holder affected by the proposed change. A list of those types of changes follows:

•	Change the due date of the principal of or interest on a debt security;

•	Reduce any amounts due on a debt security;

•	Change the currency of payment on a debt security;

•	Impair your right to sue for payment;

•	Reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indentures; and

•	Reduce the percentage of holders of debt securities whose consent is needed to waive compliance with some provisions of the indentures or to waive some defaults. (Section 7.2)

Changes Requiring Approval Of Less Than All Holders.    The second type of change to the indentures and the debt securities is the kind that requires the approval of less than all holders of the affected series. This category includes changes that require approval of holders owning either 66 2/3% or, in some cases, a majority, of the outstanding principal amount of the affected series.

Most changes to the indentures and debt securities cannot be made without a 66 2/3% vote. (Section 7.2) The same 66 2/3% vote is required to waive compliance in whole or in part with the restrictive covenants described under ‘‘Restrictive Covenants’’ beginning on page 6. (Section 3.11)

A majority vote is required to waive any default under the indentures, other than a default that results from the breach of a covenant or other provision that cannot be amended without the consent of all the holders of the affected series. (Section 4.10)

Changes Not Requiring Approval Of Holders.    The third type of change does not require any vote by holders of debt securities. This type of change is limited to clarifications and other changes that would not adversely affect holders of the debt securities. (Section 7.1)

With respect to any vote of holders of debt securities, we will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indentures. (Section 6.2)

‘‘Street Name’’ and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indentures or the debt securities or request a waiver.

Defeasance

When we use the term ‘‘defeasance,’’ we mean discharge from some or all of our obligations under an indenture. If we deposit with the trustee funds or government securities sufficient to make payments on a series of debt securities on their due dates, then, at our option, one of the following will occur:

•	We will be discharged from our obligations with respect to the debt securities of that series (called legal defeasance); or

•	We will no longer have to comply with the restrictive covenants under the indenture, and the related events of default will no longer apply to us (called covenant defeasance).

In the case of legal defeasance of a series of debt securities, the direct holders of that series of debt securities will not be entitled to the benefits of the indenture. You would have to rely solely on the funds deposited with the trustee for repayment of the debt securities. In the unlikely event of a shortfall in those funds, you could not look to us for repayment. (Section 9.3) The funds deposited with the trustee, however, would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from the subordination provisions of the subordinated debt securities described under ‘‘Subordination Provisions’’ on page 8. (Section 12.8)

In the case of covenant defeasance of a series of debt securities, we would still be obligated to pay principal, premium, if any, and interest on the debt securities of the affected series. You would lose the protection of the restrictive covenants described beginning on page 6 under ‘‘Restrictive Covenants’’ and our obligations described above under ‘‘Mergers and Similar Events’’ on page 9, but you would have the added protection of having money and securities set aside in trust to repay the debt securities. If there were a shortfall in the trust deposit, you could still look to us for repayment of the debt securities. Depending on the event causing the default, however, you may not be able to obtain payment of the shortfall. You would also be released from the subordination provisions of the subordinated debt securities described under ‘‘Subordination Provisions’’ beginning on page 8. (Section 9.4)

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the affected series of debt securities to recognize income, gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion must be based on a ruling from the IRS or a change in tax law to that effect. (Section 9.5)

‘‘Street Name’’ and Other Indirect Holders

Investors who hold securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in ‘‘Street Name.’’ Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold debt securities in ‘‘Street Name,’’ you should check with your own institution to find out:

•	How it handles payments and notices;

•	Whether it imposes fees or charges;

•	How it would handle voting if applicable;

•	Whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below; and

•	If applicable, how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the trustees under the indentures and those of any third parties employed by us or the trustees, run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold in ‘‘Street Name’’ or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a ‘‘Street Name’’ customer but does not do so.

Global Securities

What Is A Global Security?    A global security is a special type of indirectly held debt security as described under ‘Street Name' and Other Indirect Holders’’ beginning above. If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the ‘‘depositary.’’ Any person wishing to own a debt security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of debt securities will be issued only in the form of global securities and, if so, describes the specific terms of the arrangement with the depositary.

Special Investor Considerations For Global Securities.    As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

An investor should be aware that if securities are issued only in the form of global securities:

•	The investor cannot get debt securities registered in his or her own name;

•	The investor cannot receive physical certificates for his or her interest in the debt securities;

•	The investor will be a ‘‘Street Name’’ holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities. See ‘‘'Street Name' and Other Indirect Holders’’ beginning on page 12;

•	The investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates; and

•	The depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the global security. We and the trustees have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security. We and the trustees also do not supervise the depositary in any way.

Special Situations When Global Security Will Be Terminated.    In a few special situations, the global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in ‘‘Street Name’’ will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in debt securities transferred to their own name, so that they will be direct holders. The rights of ‘‘Street Name’’ investors and direct holders in the debt securities have been previously described in subsections entitled ‘‘Street Name' and Other Indirect Holders’’ and ‘‘Direct Holders’’ on page 12.

The special situations for termination of a global security are:

•	When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary and we do not appoint a successor depositary.

•	When an Event of Default on the debt securities has occurred and has not been cured.

•	At any time if we decide to terminate a global security.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, only the depositary is responsible for deciding the names of the institutions that will be the initial direct holders.

Form, Exchange, Registration and Transfer

We will issue the debt securities in registered form, without interest coupons, and, unless we inform you otherwise in the prospectus supplement, only in denominations of $1,000 and multiples of $1,000. We will not charge a service fee for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate.

The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee under each indenture as security registrar for the debt securities issued under that indenture. If the prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending at the close of business on the day of mailing of the notice, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in the prospectus supplement:

•	Payments on the debt securities will be made in U.S. dollars by check mailed to the holder's registered address or, with respect to global debt securities, by wire transfer;

•	We will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment; and

•	The trustee under each indenture will be designated as our paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remain unclaimed for two years after the date when the payment was due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease. (Section 9.8)

PLAN OF DISTRIBUTION

We may sell the debt securities (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the debt securities from us;

•	the net proceeds to us from the sale of the debt securities;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriters' compensation;

•	the initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the debt securities for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer debt securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the underwriters will be obligated to purchase all the offered debt securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the debt securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered debt securities sold for their account may be reclaimed by the syndicate if such offered debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered debt securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of debt securities, we will sell the debt securities to them as principals. They may then resell those debt securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the debt securities directly. In this case, no underwriters or agents would be involved. We may also sell the debt securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered debt securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from institutions to purchase debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Indemnification

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make.

LEGAL MATTERS

Augustus I. duPont, Esq., our Vice President, General Counsel and Secretary, will give an opinion on the validity of the debt securities on behalf of Crane. Davis Polk & Wardwell, New York, New York will give an opinion on the validity of the debt securities on behalf of the underwriters of the debt securities. As of September 16, 2003, Mr. duPont beneficially owned 56,289 shares of our common stock directly, of which 43,144 shares are subject to forfeiture upon failure of the vesting conditions in our restricted stock award plans, 1,732 shares of common stock under our Savings and Investment Plan and options to purchase 289,234 shares of common stock granted under our stock option plans which are exercisable within 60 days of such date.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.